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                         June 27, 2024

       Joshua Silverman
       Chairman of the Board
       MyMD Pharmaceuticals, Inc.
       855 N. Wolfe Street, Suite 623
       Baltimore, MD 21205

                                                        Re: MyMD
Pharmaceuticals, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed June 21, 2024
                                                            File No. 333-280415

       Dear Joshua Silverman:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Tamika
Sheppard at 202-551-8346 with any questions.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Life Sciences
       cc:                                              Alla Digilova